AMPERICO CORP.
42 Rockwood Crescent,
Thornhill, ON, L4J 7T2
Canada.

December 14, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Amperico Corp's - Registration Statement on Form S-1
Filing No. 333-182728

Dear: Celeste M. Murphy

     Pursuant to the Staff's two oral comments transmitted to on November 21, 2012, we respectfully submit this letter.

     Amendment No. 3 to the Company's Form S-1 2012, was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on November 9, 2012.

     First, the Staff asked that we remove language indicating that the price of the securities in the offering can be changed or is variable once the company is listed on the OTCBB. We have complied with the comment by removing the text "until our shares are quoted on the OTC Bulletin Board. Sales price will be fixed" on the Prospectus cover page and page 15.

     Second, the Staff asked we make clear that Rule 144 is not available because we are a shell company. Accordingly, we have added the following text to page 15:

     We are a "shell company" within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933,
     Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).

     We have also restated the disclosure regarding Rule 144 to state:

     Currently, none of our securities may be resold pursuant to Rule 144.

     We are a "shell company" within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933,
     Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i). A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current "Form 10 information" with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144. "Form 10 information" is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities. These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.

     Please contact our legal counsel, Thomas E. Puzzo, at (206) 522-2256, with any questions or comments.

                                           Very truly yours,


                                           /s/ Alex Amperico
                                           -----------------------------
                                           Alex Amperico